SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: STMicroelectronics N.V.’s First Quarter 2008:

•      Operating and Financial Review and Prospects;

•      Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months ended March 30, 2008; and

•      Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months ended March 30, 2008 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20-F for the year ended December 31, 2007 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2008 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in our annual report on Form 20-F for the year ended December 31, 2007 as filed with the SEC on March 3, 2008, as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations.” Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing loading thresholds to determine costs to be capitalized in inventory; accruals for warranty costs, litigation and claims; assumptions used to discount monetary assets expected to be recovered beyond one year; valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values; estimates of the initial fair value of our participation in new equity investments; evaluation of the fair value of marketable securities available-for-sale for which no observable market price is obtainable and assessment of any potential impairment; estimates relating to the valuation of business transactions and relevant accounting considerations; restructuring charges; other non-recurring special charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon future performance condition achievement; assumptions used to measure and recognize a liability for the fair value of the obligation we assume at the inception of a guarantee; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; and provisions for specifically identified income tax exposures and income tax uncertainties. We base our estimates and assumptions on historical experience and on various other factors such as market trends, market comparables, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

•           Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In the first quarter of 2008, we did not record any new material specific provision related to bankrupt customers in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

•           Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including In-Process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At March 30, 2008, the value of goodwill amounted to $314 million, of which $17 million was registered in the first quarter of 2008 following the acquisition of Genesis Microchip Inc. (“Genesis”).

•           Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. No impairment charges were recorded in the first quarter of 2008.

•           Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. We did not record any impairment charges in the first quarter of 2008. At March 30, 2008, the value of intangible assets in our Unaudited Interim Consolidated Financial Statements subject to amortization amounted to $317 million, of which $73 million was registered in the first quarter of 2008 following the acquisition of Genesis.

•           Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service. In the first quarter of 2008 we launched our first 300mm production facility. Consequently, we assessed the useful life of the 300mm manufacturing equipment, based on relevant economic and technical factors. The conclusion was that the appropriate depreciation period for such 300mm equipment was 10 years. This policy was applied starting January 1, 2008.

We evaluate each period when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset, strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected and a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market evolution and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. At March 30, 2008, no impairment charges were recorded.

•           Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•           Asset disposal. On March 30, 2008 we closed the deal for the creation of the Numonyx venture in partnership with Intel and Francisco Partners. We contributed our flash memory business (“FMG”) to the newly created entity on such date. FMG deconsolidation was reported as a first quarter 2008 event. As a consequence of the changes to the terms of the transaction, we incurred in the first quarter of 2008 an additional impairment loss of $164 million and $2 million of restructuring and other related closure amounts. The total loss of FMG business disposal amounted to $1,270 million plus $8 million of other costs.

•           Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In the first quarter of 2008, the net amount of restructuring charges and other related closure costs amounted to $19 million before taxes, of which $2 million were related to the FMG deconsolidation as mentioned above. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•           Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on the fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting the market performance and financial results targets, the forfeitures and the service period of our employees. As a result, in the first quarter of 2008 we recorded a total pre-tax expense of $33 million out of which $1 million are related to the 2005 Unvested Stock Award Plan, $7 million to the 2006 Unvested Stock Award Plan and $25 million to the 2007 Unvested Stock Award Plan.

•           Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”) requires an evaluation of the probability of any tax uncertainties and the booking of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of March 30, 2008, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our consolidated balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets (in our estimates of the valuation allowance) or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur. As a result of Genesis purchase accounting, we booked $44 million of deferred tax assets, net of valuation allowance, as at March 30, 2008.

•           Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public filing.

We record a provision when we believe that it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

As of March 30, 2008, based on our assessment, we did not record any provisions in our financial statements relating to legal proceedings, because we had not identified any risk of probable loss that is likely to arise out of the proceedings. There can be no assurance, however, that we will be successful in resolving these proceedings. If we are unsuccessful, or if the outcome of any litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction. Furthermore, our products as well as the products of our customers which incorporate our products may be excluded from entry into U.S. territory pursuant to an exclusion order.

•           Pension and Post Retirement Benefits. Our results of operations and our consolidated balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At March 30, 2008, our pension obligations amounted to $302 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.

•           Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2008 lasted until March 30, 2008. The second quarter of 2008 will end on June 28, 2008 and the third quarter of 2008 will end on September 27, 2008. The fourth quarter of 2008 will end on December 31, 2008. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAM”), and optoelectronics devices).

In the first quarter of 2008, the TAM revenues registered a moderate increase while the market we serve, the SAM, registered a stronger performance. Based upon most recently published estimates, semiconductor industry revenues increased year-over-year by approximately 3.8% for the TAM and 11.7% for the SAM to reach approximately $63 billion and $44 billion, respectively.

On a year-over-year basis, our performance was above the TAM but below the SAM growth rates. Our net revenues for the first quarter of 2008 were $2,478 million, a growth of approximately 8.9%, reflecting a double-digit increase in Industrial and Telecom applications, compared to $2,276 million in the first quarter of 2007. Excluding the Flash segment, our revenues increased on a year-over-year basis by about 11.6%, above the SAM without Flash, which increased by 10.7%.

On a sequential basis, first quarter 2008 revenues decreased approximately 9.6%, which was worse than the market, impacted by the seasonal decline in Telecom, Computer and Consumer. Sequentially, the TAM and the SAM registered a decrease of approximately 5.1% and 4.8%, respectively.

In the first quarter of 2008, our effective exchange rate was $1.47 for €1.00, which reflects current exchange rate levels and the impact of certain hedging contracts, compared to an effective exchange rate of $1.29 for €1.00 in the first quarter of 2007 and $1.43 for €1.00 in the fourth quarter of 2007. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our gross margin for the first quarter of 2008 increased to 36.3%, compared to 34.5% in the first quarter of 2007 despite the negative impact of the weakening U.S. dollar.  Our sales performance, improved product mix, and overall enhanced manufacturing efficiencies, which also benefited from the suspended depreciation on FMG assets, were the main contributors to our higher gross margin.

On a sequential basis, our gross margin decreased from 36.9% in the fourth quarter of 2007 to 36.3%. This was the result of the combined effect of the decline in selling prices and sales volume, which were partially mitigated by manufacturing efficiencies. Our first quarter of 2008 performance was in line with the guidance that indicated a gross margin of approximately 36.3% plus or minus 1 percentage point.

Our operating expenses, comprising selling, general and administrative expenses and research and development, significantly increased in the first quarter of 2008 compared to previous periods due to several specific factors and one-time charges such as: the significantly unfavorable U.S. dollar impact, higher share-based compensation charges for our employees and members and professionals of the Supervisory Board, $21 million charges booked as write-off as In-Process R&D related to Genesis purchase accounting and the integration of Genesis expenses in our consolidated statements of income. Furthermore, the R&D expenses were net of $36 million of credits to our on-going programs originated by a newly revised law in one of our jurisdictions.

In the first quarter of 2008, in connection with the FMG deal closure and some changes in its relevant terms, we registered an additional impairment loss of $164 million.

Our operating result was a loss in the first quarter of 2008 compared to an income in the first quarter of 2007, mainly due to the additional impairment loss related to the FMG deconsolidation; excluding this charge, our operating result was better compared to the prior year’s quarter, since the higher sales volume and the improvements in our manufacturing performances exceeded the negative impact of the decline in selling prices and the weakening U.S. dollar.

The valuation of the fair-value of our Auction Rate Securities – purchased in our account by a global institution contrary to our instruction – required recording an additional other-than-temporary impairment charge of $29 million in the first quarter of 2008.

Interest income was generated by the high level of cash and cash equivalents and marketable securities held by us; however, the amount of interest income began to decrease in line with the market downwards trend of interest rates denominated in U.S. dollars.

In summary, our profitability during the first quarter of 2008 was negatively impacted by the following factors:

•      The additional impairment loss booked in relation with the deconsolidation of the FMG business;

•      Negative pricing trends;

•      The weakening of the U.S. dollar exchange rate;

•      The higher level of operating expenses; and

•      The other-than-temporary loss on Auction Rate Securities investments.

The factors above were partially offset by the following favorable elements:

•      Sales performance compared to the first quarter of 2007;

•      Improved product mix compared to the first quarter of 2007; and

•      Continuous improvement of our manufacturing performances, including the suspension of depreciation on FMG assets.

The first part of 2008 was very active from a strategic perspective.  We completed the spin-off of our Flash business into a new company, Numonyx. We better secured our wireless position for the future through the announced majority owned joint venture with NXP, combining complementary product lines and customer bases into an extremely well positioned industry leader. We also completed the acquisition of Genesis to strengthen our position in digital TV.

From a financial perspective, first quarter revenue and gross margin closely tracked our outlook.  Looking at our business, which now excludes FMG, we recorded strong year-over-year sales growth of 11.6% well-supported by growth in all market segments, and more particularly driven by Industrial and Telecom.  Importantly, we experienced strong underlying improvement before currency impact, year-over-year, in our ASG operating income, including the incremental costs from the 3G design team we acquired from Nokia in November 2007. Masking most of our improvement is the difficult currency environment and, to a lesser extent, Genesis, a transaction we just closed, where we plan to realize identified synergies within a couple quarters of integration.

Due to the continued and substantial decline of the U.S. dollar, our profitability improvements continued to be absorbed by negative currency fluctuations.  We estimate that our year-over-year operating profit was adversely affected by about $143 million.

Finally, our net operating cash flow before payment for the Genesis acquisition, of $219 million, also underscores our progress in capital management which has led to significant reductions of our capital intensity.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information – Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Business Outlook

Looking to the second quarter, we continue to have strong positive momentum with our new product introductions and marketing efforts, and, despite the current economic uncertainties, expect sales to increase sequentially in the range between 5% and 11% compared to first quarter 2008 sales of $2.18 billion excluding FMG. This outlook represents approximately 10% to 16% year-over-year growth. Second quarter 2008 gross margin is expected to be about 37% plus or minus one percentage point. Our outlook is based on the assumed effective exchange rate of $1.55 to €1.00.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Quarter of 2008

On January 15, 2008, we announced that the following individuals had been appointed as new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Andrea Cuomo, as Executive Vice President and General Manager of our Europe Region, who will also maintain his responsibility for the Advanced System Technology organization; Loïc Lietar, as Corporate Vice President, Corporate Business Development; and Pierre Ollivier, as Corporate Vice President and General Counsel. In addition, we announced the hiring and appointment of Alisia Grenville as Corporate Vice President, Chief Compliance Officer, and the retirement of both Laurent Bosson, as Executive Vice President for Front-End Technology and Manufacturing, and Enrico Villa, as Executive Vice President and General Manager of our Europe Region.

On January 17, 2008, we acquired effective control of Genesis under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, we acquired the remaining common shares of Genesis that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary that was merged with and into Genesis promptly thereafter. Additional direct costs associated with the acquisition are estimated to be approximately $8 million and have been accrued as at March 30, 2008.  On closing, Genesis became part of our Home Entertainment & Displays business activity which is part of the Application Specific Product Groups segment. The purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property plant and equipment, $44 million of deferred tax assets while intangible assets included $44 million of core technologies, $27 million of customers’ relationship, $2 million of trademarks, $17 million of goodwill and $2 million of liabilities net of other current assets. We also recorded in the first quarter of 2008 $21 million of In-Process research and development that we immediately wrote-off. Such In-Process research and development charge was recorded on the line “Research and development expenses” in the consolidated statements of income for the first quarter of 2008.

On March 30, 2008, we, together with Intel and Francisco Partners announced the closing of our previously announced Numonyx joint venture.  At the closing, we contributed our flash memory assets and businesses in NOR and NAND, including our Phase Change Memory (“PCM”) resources and NAND joint venture interest, to Numonyx in exchange for a 48.6% equity ownership stake in common stock and $155.6 million in long-term subordinated notes. These long-term notes yield interest at appropriate market rates at inception. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P., a private equity firm, invested $150 million in cash. Intel and Francisco Partners’ equity ownership interests in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible stock of Francisco Partners includes preferential payout rights.  In addition, Intel and Francisco Partners received long-term subordinated notes of $144.4 million and $20.2 million, respectively.  In liquidation events in which proceeds are insufficient to pay off  the term loan, revolving credit facility and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired.  Also at the closing, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from Intesa Sanpaolo S.p.A. and Unicredit Banca d’Impresa S.p.A. The loans have a four-year term and we and Intel have each granted in favor of Numonyx a

50% guarantee not joint and several, for indebtedness. At close, Numonyx had a cash position of about $585 million.  The closing of the transaction also includes certain supply agreements and transition service agreements for administrative functions between Numonyx and us.  The transition service agreements have terms up to one year with fixed monthly or usage based payments.

On April 10, 2008, we announced our agreement with NXP, an independent semiconductor company founded by Philips, to combine our respective key wireless operations to form a joint venture company with strong relationships with all major handset manufacturers. The new company will have the scale to better meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies. The combined venture will be created from successful businesses that together generated approximately $3 billion in revenue in 2007 and will own thousands of important communication and multimedia patents.  We will take an 80% stake in the joint venture.  NXP will receive $1.55 billion from us, including a control premium, to be funded from outstanding cash. The new organization will be fabless and is designed to be in a very healthy financial position, without debt, and able to grow its business with all of the leading cellular handset manufacturers. We have also agreed on a future exit mechanism for NXP’s ongoing 20% stake, which involves put and call options, exercisable beginning 3 years from the formation of the joint venture or earlier under certain conditions, at a strike price based on actual future financial results, with a 15% spread.  The new company will be incorporated in the Netherlands and headquartered in Switzerland with approximately 9,000 employees worldwide. The joint venture will operate its own competitive assembly and test facilities in Calamba, Philippines and Muar, Malaysia. NXP’s Calamba site as a whole will be transferred to the joint venture. In addition, part of our back-end operations in Muar will be separated from our existing facility in the area and transferred to the joint venture.  This deal is scheduled to close in the third quarter of 2008, subject to regulatory approval.

At our annual general meeting of shareholders to be held on May 14, 2008, our shareholders are expected to approve the following proposals of our Managing Board upon the recommendation of our Supervisory Board:

•	The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, of Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer;

•
The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, for the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard and Mr. Bruno Steve;

•	The appointment for a three-year term, expiring at the 2011 Annual General Meeting, as a member of the Supervisory Board of Mr. Antonino Turicchi;

•
The distribution of a cash dividend of US$0.36 per share, to be paid in four equal quarterly installments in May, August and November 2008 and February 2009 to shareholders of record in the month of each quarterly payment; and

•	Authorization to the Supervisory Board to approve share repurchases under certain limitations in accordance with applicable law.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our divisions, which include the production and sale of both silicon chips and Smart cards.

Since January 1, 2007, we report our semiconductor sales and operating income in the following three product segments:

•
Application Specific Groups (“ASG”), comprised of four product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multimedia & Communications Group (“MMC”), Automotive Products (“APG”) and Computer Peripherals (“CPG”);

•	Industrial and Multisegment Sector (“IMS”), comprised of the former Micro, Power, Analog (“MPA”) segment, non-Flash memory and Smart Card products and Micro-Electro-Mechanical Systems (“MEMS”); and

•
Flash Memories Group (“FMG”). Starting March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we will cease reporting under the FMG segment.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired In-Process R&D and certain other miscellaneous charges.

	(unaudited)
	Three Months Ended
	March 30, 2008	March 31, 2007
	(in millions)
Net revenues by product segments:
Application Specific Groups (ASG)	$1,393	$1,220
Industrial and Multisegment Sector (IMS)	772	722
Flash Memories Group (FMG)	299	323
Others(1)	14	11
Total consolidated net revenues	$2,478	$2,276

(1)     Includes revenues from sales of subsystems and other products not allocated to product segments.

	(unaudited)
	Three Months Ended
	March 30, 2008	March 31, 2007
	(in millions)
Operating income (loss) by product segments:
Application Specific Groups (ASG)	$7	$(1)
Industrial and Multisegment Sector (IMS)	90	107
Flash Memories Group (FMG)	16	(17)
Total operating income of product segments	113	89
Others(1)	(201)	(27)
Total consolidated operating income (loss)	$(88)	$62

(1)     Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	March 30, 2008	March 31, 2007
	(as percentages of net revenues)
Operating income (loss) by product segments:
Application Specific Groups (ASG)(1)	0.5%	(0.1)%
Industrial and Multisegment Sector (IMS)(1)	11.7	14.8
Flash Memories Group (FMG)(1)	5.4	(5.3)
Others(2)	—	—
Total consolidated operating income (loss)(3)	(3.6)%	2.7%

(1)     As a percentage of net revenues per product group.
(2)     As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.
(3)     As a percentage of total net revenues.

	(unaudited)
	Three Months Ended
	March 30, 2008	March 31, 2007
	(in millions)
Reconciliation to consolidated operating income (loss):
Total operating income of product segments	$113	$89
Strategic and other research and development programs	(1)	(4)
Acquired In-Process R&D	(21)	—
Start-up costs	(7)	(10)
Impairment, restructuring charges and other related closure costs	(183)	(12)
Other non-allocated provisions(1)	11	(1)
Total operating loss Others(2)	(201)	(27)
Total consolidated operating income (loss)	$(88)	$62

(1)     Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.
(2)     Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	(unaudited)
	Three Months Ended
	March 30, 2008	March 31, 2007
	(in millions)
Net Revenues by Location of Order Shipment(1)
Europe	$736	$771
North America(2)	299	284
Asia Pacific	525	429
Greater China	628	556
Japan	124	111
Emerging Markets(2)(3)	166	125
Total	$2,478	$2,276

(1)     Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.
(2)     As of July 2, 2006, the region “North America” includes Mexico, which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.
(3)     Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

The table below shows our net revenues by location of order shipment and market segment application in percentages of net revenues:

	(unaudited)
	Three Months Ended
	March 30, 2008	March 31, 2007
	(as percentages of net revenues)
Net Revenues by Location of Order Shipment(1)
Europe	29.7%	33.9%
North America(2)	12.1	12.5
Asia Pacific	21.2	18.8
Greater China	25.3	24.4
Japan	5.0	4.9
Emerging Markets(2)(3)	6.7	5.5
Total	100.0%	100.0%
Net Revenues by Market Segment Application(4):
Automotive	16%	16%
Consumer	17	17
Computer	16	17
Telecom	35	34
Industrial and Other	16	16
Total	100.0%	100.0%

(1)     Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.
(2)     As of July 2, 2006, the region “North America” includes Mexico, which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.
(3)     Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.
(4)     The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited)
	Three Months Ended
	March 30, 2008	March 31, 2007
	(as percentage of net revenues)
Net sales	99.3%	99.7%
Other revenues	0.7	0.3
Net revenues	100.0	100.0
Cost of sales	(63.7)	(65.5)
Gross profit	36.3	34.5
Selling, general and administrative	(12.3)	(11.5)
Research and development	(20.5)	(19.1)
Other income and expenses, net	0.4	(0.7)
Impairment, restructuring charges and other related closure costs	(7.4)	(0.5)
Operating income (loss)	(3.6)	2.7
Other-than-temporary impairment charge	(1.2)
Interest income, net	0.8	0.8
Earnings (loss) on equity investments	0.0	0.3
Income (loss) before income taxes and minority interests	(3.9)	3.8
Income tax (expense) benefit	0.6	(0.5)
Income (loss) before minority interests	(3.3)	3.3
Minority interests	(0.1)	0.0
Net income	(3.4)%	3.3%

First Quarter of 2008 vs. First Quarter of 2007 and Fourth Quarter of 2007

Net Revenues

	Three Months Ended			% Variation
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)	Sequential	Year-Over-Year
	(in millions)
Net sales	$2,461	$2,733	$2,269	(9.9)%	8.5%
Other revenues	17	9	7	—	—
Net revenues	$2,478	$2,742	$2,276	(9.6)%	8.9%

Year-over-year comparison

Our first quarter 2008 net revenues increased by 8.9%, which resulted from an approximate 9% unit increase and flat average selling prices; average selling prices remained flat since the approximately 8% pure pricing decline was offset by an equivalent recovery thanks to a more favorable product mix. Additionally, net sales benefited by $32 million from the integration of Genesis’ accounts and other revenues included $7 million related to the sale of a license.

With reference to our product group segments, ASG registered a double-digit revenue growth rate, IMS revenue increased solidly while FMG registered a 7.4% negative variation. The growth rate for ASG was 14.2%, and was registered mainly in Wireless products (Connectivity, Imaging, Digital Baseband), Data Storage, Automotive and Digital Consumer, which also integrated Genesis revenues. IMS revenues increased by 7.1% mainly thanks to MEMS and SmartCard products.

By market segment application, Industrial, Telecom and Consumer were the main contributors to the positive year-over-year variation.

By location of order shipment, a double digit increase was experienced in Emerging Markets, Asia Pacific, Greater China and Japan, which improved by approximately 32%, 23%, 13% and 11%, respectively. America improved approximately by 5%, while Europe decreased by approximately 5%. We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 20% of our first quarter 2008 net revenues, which was higher than the approximate 19% it accounted for during the first quarter 2007.

Sequential comparison

Our first quarter 2008 net revenues decreased by 9.6% as a result of an approximate 8% decrease in units and an approximate 1% decrease in average selling prices. All product group segments registered a decrease in net revenues as a result of lower sales volumes and despite an improved product mix. ASG decreased by 8.4%, IMS by 8.7% and FMG by 16.5%.

All market segment applications registered a sequential decrease, and notably in Telecom due to seasonality factors.

By location of order shipment, revenues increased only in Japan by approximately 5%; Greater China, Europe, Emerging Markets, Asia Pacific and America registered a decline by approximately 22%, 9%, 5%, 3% and 2% respectively. In the first quarter of 2008, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 20% of our net revenues, decreasing from the 24% it accounted for during the fourth quarter of 2007.

Gross profit

	Three Months Ended			% Variation
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Cost of sales	$(1,579)	$(1,731)	$(1,491)	8.8%	(6.0)%
Gross profit	$899	$1,011	$785	(11.1)%	14.5%
Gross margin (as a percentage of net revenues)	36.3%	36.9%	34.5%	—	—

On a year-over-year basis, our gross profit was mainly driven by higher sales volumes and improved manufacturing efficiencies, including the suspended depreciation of FMG assets, which exceeded the negative impact of the decline in selling prices and the weakening U.S. dollar; as a result, the gross margin improved 180 basis points from 34.5% to 36.3%.

On a sequential basis, our gross margin declined 60 basis points, primarily as a result of price pressure and seasonal lower sales volume and to a lesser extent the weakening U.S. dollar, which were partially offset by manufacturing efficiencies.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(304)	$(295)	$(261)	(2.9)%	(16.5)%
As percentage of net revenue	(12.3)%	(10.8)%	(11.5)%	—	—

The amount of our selling, general and administrative (“SG&A”) expenses increased on a year-over-year basis, mainly due to the negative impact of the U.S. dollar rate, the integration of Genesis and higher share-based compensation charges. Our share-based compensation charges were $16 million in the first quarter of 2008 compared to $10 million in the first quarter of 2007. Despite our net revenues increase, our first quarter 2008 ratio of SG&A as a percentage of net revenues increased to 12.3%.

SG&A expenses increased sequentially primarily due to the negative U.S. dollar exchange rate impact, the integration of the Genesis accounts and increased charges related to share-based compensation, which were higher than the $11 million reported in the fourth quarter.

Research and development expenses

	Three Months Ended			% Variation
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Research and development expenses	$(509)	$(480)	$(435)	(5.9)%	(16.8)%
As percentage of net revenues	(20.5)%	(17.5)%	(19.1)%	—	—

On a year-over-year basis, our research and development expenses increased in line with the expansion of our activities, including the integration of Genesis accounts and the acquisition of the 3G design team from Nokia, and also due to the negative impact of the U.S. dollar exchange rate. Furthermore, we immediately recognized as expenses $21 million of In-Process R&D write-off as a result of the purchase accounting of Genesis. The first quarter 2008 amount included $10 million of share-based compensation charges compared to $5 million in the first quarter of 2007. In addition, the first quarter of 2008 benefited from $36 million recognized as research tax credits following a law newly revised in France. The research tax credits were also available in previous periods, however under different terms and conditions; as such, in the past they were not shown as a reduction in research and development expenses but rather included in  the calculation of the effective income tax rate of the period.

On a sequential basis, research and development expenses increased for the same reasons as explained above.

Other income and expenses, net

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Research and development funding	$19	$36	$11
Start-up costs	(7)	(5)	(10)
Exchange gain (loss) net	4	5	(4)
Patent litigation costs	(5)	(3)	(7)
Patent pre-litigation costs	(3)	(3)	(2)
Gain on sale of other non-current assets	2	2	1
Other, net	(1)	(4)	(4)
Other income and expenses, net	9	28	(15)
As a percentage of net revenues	0.4%	(1.0)%	(0.7)%

Other income and expenses, net, mainly include, as income, items such as research and development funding and as expenses, start-up costs, and patent claim costs. In the first quarter of 2008, research and development funding income was associated with our research and development projects, which qualifies upon project approval as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the first quarter of 2008, all of these factors resulted in a net income of $9 million, originated by the $19 million in research and development funding which experienced a year-over-year increase. As a result of the rationalized manufacturing activity, the amount of start-up costs also decreased compared to first quarter of 2007.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Impairment, restructuring charges and other related closure costs	$(183)	$(279)	$(12)
As a percentage of net revenues	(7.4)%	(10.2)%	(0.5)%

In the first quarter of 2008, we recorded impairment, restructuring charges and other related closure costs of $183 million related to:

•           FMG assets disposal which required the recognition of $164 million as an additional loss and $2 million as restructuring and other related disposal costs; this additional loss was originated by the consideration of revised terms of the transaction and updated market value of comparable companies;

•           2007 restructuring plan which required the recognition of $13 million as restructuring charges and  $1 million as other related closure costs; this plan includes the closure of our fabs in Phoenix and Carrollton (USA) and of our back-end facilities in Ain Sebaa (Morocco);

•           our  headcount reduction plan for which we accounted for a charge of $2 million; and

•           our 150-mm restructuring plan which generated a charge of $1 million related to decommissioning expenses.

In the first quarter of 2007, we recorded $12 million in impairment, restructuring charges and other related closure costs, of which $3 million were related to our headcount reduction plan and $9 million to our 150-mm restructuring plan.

In the fourth quarter of 2007, we recorded $279 million in impairment, restructuring charges and other related closures costs, mainly composed of a $249 million additional loss related to the disposal of FMG assets primarily originated by the revised terms of the transaction and by an updated calculation of our expected equity value at closing and $3 million of other related disposal costs; $17 million related to the severance costs and other charges booked in relation to the 2007 restructuring plan of our manufacturing activities; $9 million generated by our 150-mm restructuring plan; and a charge of $1 million for employee benefits relating to other headcount restructuring plans. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

Operating income (loss)

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Operating income (loss)	$(88)	$(15)	$62
In percentage of net revenues	(3.6)%	(0.6)%	2.7%

Year-over-year basis

Our operating results deteriorated from an income of $62 million to a loss of $88 million primarily due to the additional loss incurred on the FMG business disposal; excluding impairment and restructuring charges and In-Process R&D charges, our operating income improved on a year-over-year basis, despite the significant negative impact of the weakening U.S. dollar, which we have estimated to be around $143 million, with about one half of the impact on manufacturing costs and the other half on operating expenses.

With reference to our product group segments, we registered operating income in all the product groups, but FMG registered a significant benefit from the suspended depreciation associated with assets held for sale. ASG’s operating income was $7 million, while IMS operating income slightly decreased compared to the first quarter of 2007 despite higher sales because of higher manufacturing costs and higher operating expenses, largely impacted by the weakened U.S. dollar.

Sequentially

On a sequential basis, our operating results deteriorated because of the seasonal decline in sales activity and because of some one-time charges incurred by our operating expenses.

Both ASG and IMS operating income declined sequentially as a result of a drop in sales volumes and the negative impact of the U.S. dollar exchange rate coupled with higher operating expenses.

Interest income, net

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Interest income, net	$20	$25	$17

We recorded a net interest income of $20 million due to our continuous cash generation and liquidity management. The decrease compared to last quarter is due to the overall downward market trend in U.S. dollar denominated interest rates.

Other-than-temporary impairment charges on marketable securities

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Other-than-temporary impairment charges on marketable securities	$(29)	$(46)	—

Beginning in May 2006, we gave a specific mandate to a global financial institution to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware that the financial institution had deviated from our instruction and that our account had been credited with investments in unauthorized Auction Rate Securities. In the fourth quarter of 2007, we registered a $46 million charge due to a decline in the fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.” Recent credit concerns arising in the capital markets have reduced the ability to liquidate Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. All of these securities are current with respect to monthly interest payment. The entire portfolio showing an estimated $75 million decline in fair-value as at March 30, 2008, we recorded an additional other-than-temporary impairment charge of $29 million in the first quarter of 2008.  See more details in paragraph “Liquidity and Capital resources.”

Earning on equity investments

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Earning on equity investments	—	$2	$7

Up to first quarter of 2008, our income on equity investments included our minority interest in the joint venture with Hynix Semiconductor in China, which was transferred to Numonyx on March 30, 2008.

Income tax benefit (expense)

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Income tax benefit (expense)	$14	$55	$(11)

During the first quarter of 2008, we registered an income tax benefit of $14 million, reflecting an effective tax rate of 14.5% which includes the tax benefit associated with the actual loss on assets contributed to Numonyx. In addition, following a newly revised law in France, research tax credits that were included in the calculation of the effective tax rate in 2007 and prior years, were recognized as a reduction of research and development expenses in the first quarter of 2008. During the first quarter of 2007, we had an income tax expense of $11 million. During the fourth quarter of 2007, we recorded an income tax benefit of $55 million, which included a $72 million impairment on assets to be contributed to the disposal of the FMG assets.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income (loss)

	Three Months Ended
	March 30, 2008 (unaudited)	Dec 31, 2007 (unaudited)	March 31, 2007 (unaudited)
	(In millions)
Net income (loss)	(84)	$20	$74
As percentage of net revenues	(3.4)%	0.7%	3.3%

For the first quarter of 2008, we reported a loss of $84 million, compared to a net income of $74 million in the first quarter of 2007 and net income of $20 million in the fourth quarter of 2007. Our first quarter of 2008 was penalized by the additional loss recorded for the FMG deconsolidation and by the adverse impact of the U.S. dollar exchange rate fluctuation. Basic and diluted loss per share for the first quarter of 2008 was $0.09. The impact of restructuring charges, one-time In-Process R&D and other-than-temporary impairment charges was estimated to be equivalent to approximately $0.22 per share. In the fourth quarter of 2007, earnings per share (basic and diluted) were $0.02 and were $0.08 in the year-ago quarter.

Legal Proceedings

We are currently a party to legal proceedings with SanDisk Corporation.

On October 15, 2004, SanDisk filed a complaint for patent infringement and a declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringed a single SanDisk U.S. patent and seeks a declaratory judgment that SanDisk did not infringe several of our U.S. patents (Civil Case No. C 04-04379JF). By an order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim, pending final determination in an action filed contemporaneously by SanDisk with the United States International Trade Commission (“ITC”), which covers the same patent claim asserted in Civil Case No. C 04-04379JF. The ITC action was subsequently resolved in our favor. On August 2, 2007, SanDisk filed an amended complaint adding allegations of infringement with respect to a second SanDisk U.S. patent which had been the subject of a second ITC action and which was also resolved in our favor. On September 6, 2007, we filed an answer and a counterclaim alleging various federal and state antitrust and unfair competition claims. SanDisk filed a motion to dismiss our antitrust counterclaim, which was denied on January 25, 2008. The Court converted SanDisk’ motion to dismiss our antitrust counterclaims into a motion for summary judgment which is scheduled to be heard in the third quarter of 2008. Discovery is now proceeding.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO, Dr. Eli Harari, before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, the assignment or co-ownership of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to strike our claim for unfair competition, which were both denied by the trial court. SanDisk appealed these rulings and also moved to stay the case pending resolution of the appeal. On January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California County of Santa Clara. On August 7, 2007, the California Court of Appeals affirmed the Superior Court’s decision denying SanDisk’s motion to strike our claim for unfair competition.

SanDisk appealed this ruling to the California Supreme Court, which refused to hear it. SanDisk and Dr. Hariri had previously filed a motion for summary judgment which is scheduled to be heard in the third quarter of 2008. Discovery is now proceeding.

With respect to the lawsuits with SanDisk as described above, and following two prior decisions in our favor taken by the ITC, we have not identified any risk of probable loss that is likely to arise out of the outstanding proceedings.

We are also a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that ST is liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that ST is liable for unpaid royalties as a result. In February and March 2007, our co-defendants Siliconware Precision Industries Co., Ltd. and Siliconware USA, Inc., filed reexamination requests with the U.S. Patent and Trademark Office covering all of the patents and claims asserted by Tessera in the lawsuit. In April and May 2007, the United States Patent and Trademark Office (“PTO”) initiated reexaminations in response to the reexamination requests and final decisions regarding the reexamination requests are pending. On May 24, 2007, this action was stayed pending the outcome of the ITC proceeding described below.

On April 17, 2007, Tessera filed a complaint against us, Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337, entitled In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, Inv. No. 337-TA-605. As discussed above, the patents at issue are being reexamined by the PTO based on petitions filed by a third-party. The PTO’s Central Reexamination Unit has issued office actions rejecting all of the asserted patent claims on the grounds that they are invalid in view of certain prior art. Tessera is contesting these rejections, and the PTO has not made a final decision. On February 25, 2008, the administrative law judge issued an initial determination staying the ITC proceeding pending completion of these reexamination proceedings. On March 28, 2008, the ITC reversed the administrative law judge and ordered him to reinstate the ITC proceeding. The administrative law judge has not yet established a schedule for the completion of this proceeding.

In September 2006, after our internal audit department uncovered fraudulent foreign exchange transactions not known to us performed by our former Treasurer and resulting in payments by a financial institution of over 28 million Swiss Francs in commissions for the personal benefit of our former Treasurer, we filed a criminal complaint before the Public Prosecutor in Lugano, Switzerland. Following such complaint, our former Treasurer was arrested in November 2006 and on February 12, 2008 sentenced to three and one-half years imprisonment. Following the evidence uncovered during the trial which led to the decision of February 12, 2008 which is currently under appeal on legal grounds, we have declared ourselves a plaintiff in a new action launched in April 2008 by the Public Prosecutor in Lugano, against directors of Credit Suisse for falsification of documentation. This action could help us in recovering from Credit Suisse amounts not refunded by our former Treasurer by further highlighting responsibility of the bank in the fraud. To date, we have recovered over half of the illegally paid commissions.

In February 2008, following unauthorized purchases for our account of certain Auction Rate Securities, we initiated a proceeding against the responsible financial institution seeking to reverse the unauthorized purchases and recover all losses in our account, including, but not limited to, the $75 million impairment posted in the fourth quarter of 2007 and in the first quarter of 2008.

Related-Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of Commissariat de l’Energie Atomique (“CEA”), one of the members of our Supervisory Board is the Chairman and CEO of France Telecom, one is a member of the Board of Directors of Thomson, another is the non-executive

Chairman of the Board of Directors of ARM Holdings PLC (“ARM”) and a non-executive director of Soitec, one of the members of the Supervisory Board is also a member of the supervisory board of BESI and one of the members of the Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint research and development partnership agreement with Leti, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson and Flextronics. We believe that each of these arrangements and transactions are made on an arms-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate weakened during 2007 and the first quarter of 2008, particularly against the Euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our consolidated statements of income for the first quarter of 2008 include income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.47 for €1.00 in the first quarter of 2008 compared to $1.43 for €1.00 in the fourth quarter of 2007 and $1.29 for €1.00 in the first quarter of 2007. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.

As of March 30, 2008, the outstanding hedged amounts to cover manufacturing costs were €145 million and to cover operating expenses were €150 million, at an average rate for both of about $1.50 for €1.00 respectively (including the premium paid to purchase foreign exchange options), maturing over the period from April 1, 2008 to July 3, 2008. As of March 30, 2008, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $10 million after tax, recorded in “Other comprehensive income” in shareholders’ equity, compared to a deferred gain of approximately $8 million after tax as of December 31, 2007. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See “Item 11, “Quantitative and Qualitative Disclosures about Market Risk,” in our Form 20-F as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the first quarter of 2008, as the result of cash flow hedging, we recorded a net profit of $6 million, consisting of a profit of $5 million to research and development expenses, and a profit of $1 million to selling, general and administrative expenses, while in the first quarter of 2007, we recorded a net profit of $10 million.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $4 million in “Other income and expenses, net” in the first quarter of 2008.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At March 30, 2008, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” — our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” in our Form 20-F as may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term convertible bonds (with a fixed rate) and Floating Rate senior bonds whose rate is fixed quarterly at EURIBOR + 40bps. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with Floating Rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. We also have $250 million of restricted cash at a fixed rate (the joint venture with Hynix Semiconductor) partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

As of March 30, 2008, our cash and cash equivalents generated an average interest income rate of 3.61%; the 8-year U.S. swap interest rate was 3.932%. The fair value of the swaps as of March 30, 2008 was $19 million since they were executed at higher than current market rates. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our consolidated statements of income was $3 million in the first quarter of 2008, which represents the ineffective part of the hedge. This amount was recorded in “Other income and expenses, net.” These cancelable swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.

We may in the future enter into further cancellable swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk included in our Form 20-F, as may be updated from time to time in our public filings.”

In the third quarter of 2007, we determined that since unauthorized investments in Auction Rate Securities (see Legal Proceedings section) other than U.S. federally-guaranteed student loan program experienced auction failure since August such investments were to be more properly classified on our consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents” as done in previous periods. The revision of the March 31, 2007 consolidated balance sheet results in a decrease of “Cash and cash equivalents” from $2,040 million to $1,571 million with an offsetting increase to “Marketable securities” from $740 million to $1,209 million. The revision of the March 31, 2007 consolidated statements of cash flows affects “Net cash used in investing activities”, which increased from $366 million to $531 million based on the increase in the investing activities line “Payment for purchase of marketable securities” from $280 million to $445 million. The “Net cash increase (decrease)” caption was also reduced $165 million from an increase of $77 million to a decrease of $88 million, and the “Cash and cash equivalents at the end of the period” changes to match the $1,571 million on the revised consolidated balance sheet. The “Cash and cash equivalents at the beginning of the period” was also restated from $1,963 million to $1,659 million following the restatement performed on December 31, 2006 financial statements, as described in our Form 20-F. We believe that investments made for our account in Auction Rate Securities other than U.S. federally-guaranteed student loans have been made without our due authorization and in 2008 we instituted proceedings against the responsible financial institution with a view to (fully) recovery of our losses. We intend to pursue our claim vigorously.

As of March 30, 2008, we had $2,060 million in cash and cash equivalents, marketable securities amounted to $1,060 million as current assets, composed of senior debt Floating Rate Notes issued by primary financial institutions, $250 million as restricted cash and $339 million as non-current assets invested in Auction Rate Securities purchased in our account contrary to our instruction.

At March 30, 2008, cash and cash equivalents totaled $2,060 million, compared to $1,855 million at December 31, 2007.

As of March 30, 2008, we had $1,060 million in marketable securities as current assets, with primary financial institutions with a minimum rating of A1/A-. They are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. The change in fair value of these instruments amounted to approximately $6 million after tax for the quarter ended March 30, 2008. Marketable securities amounted to $1,209 million as of March 31, 2007, while we had $1,014 as of December 31, 2007. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income (expense), net.

As of March 30, 2008, we had Auction Rate Securities, purchased in our account contrary to our instruction, with a par value of $415 million. These securities represent interest in collateralized obligations and other commercial obligations. They pay interests on a regular basis. In the fourth quarter 2007, we registered a decline in fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.” Recent credit concerns arising in the capital markets have reduced the ability to liquidate Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. The entire portfolio showing an estimated $75 million decline in fair-value as at March 30, 2008, we recorded an additional other-than-temporary impairment charge of $29 million in the first quarter of 2008 on top of the charge registered in the fourth quarter of 2007. The fair value measure of these securities was based on publicly available indexes of securities with same rating and comparable/similar underlying collaterals or industries exposure (such as ABX, ITraxx and IBoxx), which we believe approximates the orderly exit value in the current market.  On previous periods, the fair value was measured (i) based on the weighted average of available information public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. In the first quarter of 2008, no prices from the financial institutions were available. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. After the judgment for the $29 million impairment charge recorded in quarter ended March 30, 2008, our Auction Rate Securities have, therefore, an estimated fair value of approximately $339 million as of March 30, 2008.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs with net cash generated from operating activities.

During the first quarter of 2008, the evolution of our cash flow produced an increase in our cash and cash equivalents of $205 million, resulting in a level of cash and cash equivalent of $2,060 million.

The evolution of our cash flow for each of the respective periods is as follows:

	Three Months Ended
	March 30, 2008	March 31, 2007
	(In millions)
Net cash from operating activities	$502	$476
Net cash used in investing activities	(453)	(531)
Net cash from (used in) financing activities	129	(32)
Effect of change in exchange rates	27	(1)
Net cash increase (decrease)	205	(88)

Net cash from operating activities. As in prior periods, the major source during first quarter 2008 was cash provided by operating activities. Our net cash from operating activities totaled $502 million in first quarter of 2008, increasing compared to $476 million in first quarter 2007. Changes in our operating assets and liabilities resulted in a use of cash in the amount of $6 million in first quarter 2008, compared to net cash used of $2 million used in the first quarter of 2007.

Net cash used in investing activities. Net cash used in investing activities was $453 million in first quarter 2008, compared to the $531 million used in first quarter 2007. Payments for purchases of tangible assets were the main utilization of cash, amounting to $258 million for first quarter 2008, a decrease over the $285 million in first quarter 2007. The first quarter 2007 payments, including $445 million of purchase of marketable securities, were net of $250 million proceeds from matured short-term deposits. The first quarter of 2008 included the payment of $170 million for business acquisitions related to the Genesis deal. We did not purchase any marketable securities in the first quarter of 2008.

Net operating cash flow. We also present net operating cash flow defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Three Months Ended
	March 30, 2008	March 31, 2007
	(In millions)
Net cash from operating activities	502	$476
Net cash used in investing activities	(453)	(531)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	—	227
Net operating cash flow	$49	$172

We generated favorable net operating cash flow of $49 million in the first quarter of 2008, decreasing compared to net operating cash flow of $172 million in the first quarter of 2007. This decrease is primarily due to the business acquisition of Genesis in the first quarter of 2008 for which we paid $170 million – net of available cash – in the first quarter of 2008.

Net cash from (used in) financing activities. Net cash from financing activities was $129 million generated in the first quarter of 2008 compared to $32 million used in the first quarter of 2007. The variance is primarily due to the proceeds from the issuance of long-term debt in the first quarter of 2008.

Capital Resources

Net financial position

We define our net financial position as the difference between our total cash position (cash, cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Unaudited Interim Consolidated Balance Sheets as at March 30, 2008:

	As at
	March 30, 2008	December 31, 2007	March 31, 2007
	(In millions)
Cash and cash equivalents	$2,060	$1,855	$1,571
Marketable securities, current	1,060	1,014	1,209
Restricted cash	250	250	250
Marketable securities, non-current	339	369	—
Total cash position	3,709	3,488	3,030
Bank overdrafts	—	—	—
Current portion of long-term debt	(300)	(103)	(103)
Long-term debt	(2,324)	(2,117)	(2,010)
Total financial debt	(2,624)	(2,220)	(2,113)
Net financial position	$1,085	$1,268	$917

The net financial position as of March 30, 2008 resulted in a net cash position of $1,085 million, representing an improvement from $917 million as of March 31, 2007 but it decreased compared to $1,268 as of December 31, 2007. In the first quarter of 2008, we announced our intention to pay an increased cash dividend per share, to initiate a share repurchase program and to participate in the creation of a joint venture company from our wireless operations with NXP, which together, if they materialize, would result in a substantial use of cash in the coming quarters. The restricted cash for first quarter 2008 for $250 million is a long-term deposit with a bank to guarantee a loan from the bank to the joint venture in China with Hynix Semiconductor. Furthermore, following the recent deteriorating conditions in the capital markets, we have classified part of our marketable securities as non-current; the fair value of these marketable securities was estimated on March 30, 2008 to be in the amount of $339 million.

At March 30, 2008, the aggregate amount of our long-term debt was $2,624 million, including $2 million of our 2013 Convertible Bonds, $1,028 million of our 2016 Convertible Bonds and $790 million of our 2013 Senior Bonds (corresponding to the €500 million at issuance). Our long-term debt included as at March 30, 2008 $194 million of capital leases related to the equipment used but not yet purchased as part of the Crolles2 alliance termination.  Additionally, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $1,270 million, which was not used at March 30, 2008. We also had a €245 million credit facility with the European Investment Bank as part of a funding program loan, which was fully drawn in U.S. dollar for a total amount of $341 million as at March 30, 2008. We also maintain uncommitted foreign exchange facilities totaling $965 million at March 30, 2008. Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 15 to our Consolidated Financial Statements.

As of March 30, 2008, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2008	2009	2010	2011	2012	2013	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,624	$300	$135	$1,109	$62	$852	$59	$107

On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.

As of March 30, 2008, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR (1)	A-
Zero Coupon Senior Convertible Bonds due 2016	A3	A-
Floating Rate Senior Bonds due 2013	A3	A-

(1)     Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds, which left only $2 million of our 2013 Convertible Bonds outstanding.

On April 11, 2008, Moody’s Investors Service and Standard & Poor’s Ratings Services put our ratings “on review for possible downgrade” and “on CreditWatch with negative implications,” respectively.

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of March 30, 2008, and for each of the five years to come and thereafter, were as follows (1):

	Total	2008	2009	2010	2011	2012	2013	Thereafter
Operating leases(2)	422	68	70	55	48	40	22	119
Purchase obligations(2)	691	630	39	17	5
of which:
Equipment and other asset purchase	295	295
Foundry purchase	179	179
Software, technology licenses and design	217	156	39	17	5
Other obligations(2)	296	114	90	45	17	10	11	9
Long-term debt obligations (including current portion)(3)(4)(5) of which:	2,624	300	135	1,109	62	852	59	107
Capital leases(3)	215	199	6	7	2			1
Pension obligations(3)	302	26	24	22	22	24	21	163
Other non-current liabilities(3)	306	19	63	37	17	87	9	74
Total	$4,641	$1,157	$421	$1,285	$171	$1,013	$122	$472
__________
(1)     Contingent liabilities which cannot be quantified are excluded from the table above.

(2)     Items not reflected on the Unaudited Consolidated Balance Sheet at March 30, 2008.

(3)     Items reflected on the Unaudited Consolidated Balance Sheet at March 30, 2008.

(4)     See Note 15 to our Unaudited Consolidated Financial Statements at March 30, 2008 for additional information related to long-term debt and redeemable convertible securities.

(5)     Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a consequence of our July 10, 2007 announcement concerning the planned closures of certain of our manufacturing facilities, the future shutdown of our plants in the United States will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees. This concerns approximately $54 million in commitments (capital and operating leases and purchasing obligations.)

Operating leases are mainly related to building leases and to an equipment lease as part of the Crolles2 equipment repurchase as detailed below. The amount disclosed is composed of minimum payments for future leases from 2008 to 2013 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses. Following the termination of the Crolles2 alliance with our partners Freescale Semiconductor and NXP Semiconductors, we signed an agreement with each of the two partners to commit to purchasing 300-mm equipment during 2008. The timing of the purchase has been agreed on the basis of our current visibility of the loading for our Crolles2 wafer fab. Out of the $404 million in assets remaining to be purchased in 2008, $40 million were repurchased in the first quarter of 2008, $100 million were assigned to a leasing company which purchased these assets and we subsequently entered into an operating lease for this amount, $194 million of equipment used but not yet purchased were accounted for as a capital lease, and $70 million that were not used were reported as a purchase commitment in the above table.

Other obligations primarily relate to firm contractual commitments with respect to cooperation agreements. On January 17, 2008 we acquired effective control of Genesis. The final purchase consideration totaled $348 million, including $8 million in estimated deal-related expenses, of which $340 million was paid in Q1 2008. There remains a commitment of $5 million related to a retention program.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.

In February 2006, we issued $1,131 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate is 43.363087 corresponding to 42,235,646 equivalent shares. At our annual general meeting of shareholders to be held on May 14, 2008, our shareholders are expected to approve a cash dividend distribution of $0.36 per share. In case this proposal is approved, the payment of this dividend will give rise to a small change in the conversion rate thereof.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.

Pension obligations and termination indemnities amounting to $302 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 17 to our Consolidated Financial Statements. In addition, following the FMG deconsolidation, we contractually agreed to maintain in our books the existing defined benefit plan obligation of one of the deconsolidated entities, which was classified as a non-current liability for $40 million (see below) as at March 30, 2008. The FMG deconsolidation did not trigger any significant curtailment gain.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include, following the FMG deconsolidation as at March 30, 2008, a long-term liability for capacity rights amounting to $73 million.

Off-Balance Sheet Arrangements

At March 30, 2008, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 15 to our Unaudited Interim Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.

We have no other material off-balance sheet arrangements at March 30, 2008.

Financial Outlook

We are reconfirming our target to have capital expenditures represent approximately 10% of sales in 2008; we, therefore, currently expect that capital spending for 2008 will decrease compared to the $1.14 billion spent in 2007. The most significant of our 2008 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) full ownership of existing capacity in our 300-mm fab in Crolles, through the buy-back of the Alliance partners tools; (ii) a specific program of capacity growth devoted to MEMS in Agrate (Italy) and mixed technologies in

Agrate and Catania (Italy) to support the significant growth opportunity in these technologies; (iii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio (HCMOS derivatives and mixed signal) required by our strategic customers; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare the room for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

The Crolles2 alliance with NXP Semiconductors and Freescale expired on December 31, 2007 and we have signed an agreement to buy the remainder of their equipment in the first half 2008, based on our capacity needs. The timing of the purchase has been agreed on the basis of our current visibility of the loading for our Crolles2 300mm wafer fab. The contracts provide for the following schedule of purchases of the remaining equipment as at March 30, 2008: $135 million on April 18, 2008, of which $50 million have been purchased by a third party in April 2008 who has leased the equipment to us under an operating lease and $129 million on June 30, 2008.

If the transaction resulting from the agreement with NXP to combine our respective key wireless operations to form a joint venture company is approved, we will contribute $1.55 billion to NXP, including a control premium, to be funded from outstanding cash.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

Impact of Recently Issued U.S. Accounting Standards

 (a) Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing).  The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities.  Level 2 inputs, which are observable either directly or indirectly, include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold.  The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available.  This would include company level assumptions and should be based on the best available information under the circumstances.  FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued.  However, in February 2008, the Financial Accounting Standards Board issued a FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis.  However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually.  We adopted FAS 157 on January 1, 2008.  FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for the following: valuation of financial instruments previously measured with block premiums and discounts; valuation of certain financial instruments and derivatives at fair value using the transaction price; and valuation of a hybrid instrument previously measured at fair value using the transaction price.

We did not record, upon adoption, any adjustment to retained earnings since we do not hold any of the three categories of instruments described above.  Consequently, consolidated financial statements as of January 1, 2008 reflected fair value measures in compliance with previous GAAP.  In the first quarter of 2008, we reassessed fair value on financial assets and liabilities in compliance with FAS 157. We identified the valuation of available-for-sale securities for which no observable market price is obtainable as an item for which detailed assessment on FAS 157 impact was required. Management estimates that fair value of these instruments when measured in compliance with FAS 157 does not materially differ from estimates applied in previous periods GAAP and that fair value measure, even if using certain entity-specific assumptions, is in line with a FAS 157 fair value hierarchy.  We are also assessing the future impact of FAS 157 when adopted for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, we are currently reviewing our goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity.  Based on our preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event our strategic plan could necessitate changes in the product portfolios, upon the final date of adoption of FAS 157.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115  (“FAS 159”).  This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected.  The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement.  FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued.  We adopted FAS 159 on January 1, 2008 and have not elected to apply the fair value option on any of our assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”).  The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding.  The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment  (“FAS 123R”) and (2) result in an income tax deduction for the employer.  EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital.  Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R.  EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued.  We adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have a material effect on our financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”).  The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed.  EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement.  EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed.  If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense.  EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years.  Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after EITF 07-3 effective date.  We adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on our financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”).  The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity.  The consensus provides that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (“FAS 66”).  EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date.  We adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on our financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”).  SAB 109 provides the Staff’s views regarding written loan commitments that are accounting for at fair value through earnings under GAAP.  SAB 109 revises and rescinds portions of Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”).  SAB 105 stated that in measuring the fair value of a derivative loan commitment it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan.  Consistent with FAS 156 and FAS 159, SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings.  SAB 109 does, however, retain the Staff’s views included in SAB 105 that no internally-developed intangible assets should be included in the measurement of the estimated fair value of a loan commitment derivative.  SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007.  We adopted SAB 109 in the first quarter of 2008 and SAB 109 did not have a material effect on our financial position and results of operations.

In January 2008, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”).  SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007.  The Staff amended its previous guidance because additional information about employee exercise behavior has not become widely available.  With SAB 110, the Staff permits entities to use, under certain circumstances, the simplified method beyond December 31, 2007 if they conclude that their data about employee exercise behavior does not provide a reasonable basis for estimating the expected-term assumption.  SAB 110 is not relevant to our operations since we redefined in 2005 our compensation policy by no longer granting stock options but rather issuing nonvested shares.

(b) Accounting pronouncements expected to impact our operations that are not yet effective and have not been early adopted by us

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”).  These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements.  The standards continue the movement toward the greater use of fair values in financial reporting.  FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods.  FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity.  The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted.; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase”, instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control.  FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008.  FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48.  FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests.  All other requirements of FAS 160 shall be applied prospectively.  Early adoption is prohibited for both standards.  We are currently evaluating the effect the adoption of these statements will have on our financial position and results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We will adopt FAS 161 when effective and are currently reviewing the new disclosure requirements and their impact on our financial statements.

(c) Accounting pronouncements that are not yet effective and are not expected to impact our operations

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-1, Accounting for Collaborative arrangements (“EITF 07-1”).  The consensus prohibits the application of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”) and the equity method of accounting for collaborative arrangements unless a legal entity exists.  Payments between the collaborative partners would be evaluated and reported in the consolidated statements of income based on applicable GAAP.  Absent specific GAAP, the entities that participate in the arrangement would apply other existing GAAP by analogy or apply a reasonable and rational accounting policy consistently.  EITF 07-1 is effective for periods that begin after December 15, 2008 and would apply to arrangements in existence as of the effective date.  The effect of the new consensus will be accounted for as a change in accounting principle through retrospective application.  We will adopt EITF 07-1 when effective and management does not expect that EITF 07-1 will have a material effect on our financial position and results of operations.

In March 2008, the Emerging Issues Task Force reached final consensus on Issue No. 07-4, Application of the Two-Class Method under FAS 128 to Master Limited Partnerships (“EITF 07-4”).  The issue addresses the application of the two-class method for master limited partnerships (“MLP”) when incentive distribution rights (“IDRs”) are present and entitle the IDR holder to a portion of the distributions. The final consensus states that when earnings exceed distributions, the computation of earnings per unit (“EPU”) should be based on the terms of the partnership agreement.  Accordingly, any contractual limitations on the distributions to IDR holders would need to be determined for each reporting period. EITF 07-4 is effective for periods that begin after December 15, 2008 and will be accounted for as a change in accounting principle through retrospective application. Early application is prohibited. We will adopt EITF 07-4 when effective and management does not expect that EITF 07-4 will have a material effect on our financial position and results of operations.

 Backlog and Customers

We entered the second quarter of 2008 with a backlog (including frame orders, but excluding FMG as that business was sold in the first quarter) that was approximately 3% higher than what we had entering the first quarter of 2008, which included FMG orders. This increase is due to the solid level of bookings (including frame orders) that we registered in the first quarter of 2008. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders etc., and thus is not necessarily indicative of billing amount or growth for the year.

In the first quarter of 2008, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 20% of our revenues, compared to 19% in the first quarter of 2007. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not to confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of March 30, 2008:

Year	Transaction	Number of shares	Nominal value (Euro)	Cumulative amount of capital (Euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital (Euro)	Amount of issue premium (Euro)	Cumulative—issue premium (Euro)

December 31, 2007	Exercise of options	135,487	1.04	946,705,147	910,293,420	140,907	1,722,328	1,756,254,982
March 30, 2008	Exercise of options	4,885	1.04	946,710,237	910,298,305	5,080	—	1,756,254,982

As of March 30, 2008, we had 910,298,305 shares of which 10,526,540 shares owned as treasury stock. We also had outstanding stock options exercisable into the equivalent of 46,471,938 common shares and 10,384,691 unvested stock awards to be vested on treasury stock. Upon fulfillment of the respective predetermined criteria, the first tranche of stock awards granted under our 2007 stock-based plan vested on April 26, 2008, and the second tranche and the last tranche of stock awards granted under our 2006 and 2005 stock-based plans, respectively, vested on April 27, 2008. For full details of quantitative and qualitative information, see “Item 6. Directors, Senior Management and Employees” as set forth in our Form 20-F, as may be updated from time to time in our public filings, and see Notes 16 and 19 to our Unaudited Interim Consolidated Financial Statements.

In the first quarter of 2008, our share-based compensation plans generated a total charge in our income statement of $33 million pre-tax ($25 million for the 2007 Unvested Stock Award Plan, $7 million for the 2006 Unvested Stock Award Plan and $1 million for the 2005 Unvested Stock Award Plan).

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

As part of their evaluations, our Chief Executive Officer and Chief Financial Officer rely on the report and certification of our Chief Compliance Officer to whom the internal audit and compliance activities have directly reported since December 2007. Apart from the above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in “Overview–Business Outlook” and in “Liquidity and Capital Resources–Financial Outlook” and elsewhere in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•      our ability to address changes in the exchange rates between the U.S. dollar and the Euro, in particular with the furthering weakening of the U.S. dollar which impacts our fixed costs incurred in Euros, when our selling prices are mainly in U.S. dollars, our gross margins, as well as changes in the exchange rates between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•      the attainment of anticipated benefits of cooperative research and development alliances and our ability to secure new process technologies in a timely and cost effective manner so that the resultant products can be commercially viable and acceptable in the marketplace;

•      our ability in an intensively competitive environment and cyclical industry to design competitive products, to secure timely acceptance of our products by our customers, to adequately operate our manufacturing facilities at sufficient levels to cover fixed operating costs, and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•      the results of actions by our competitors, including new product offerings and our ability to react thereto;

•      pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•      the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•      significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing and execution of our manufacturing investment plans and associated costs, including start-up costs;

•      the financial impact of obsolete or excess inventories if actual demand differs from our manufacturing plans;

•      future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•      changes in our overall tax position as a result of changes in tax laws or pursuant to tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•      the outcome of litigation;

•      the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions; and

•      changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Pages
Consolidated Statements of Income for the Three Months Ended March 30, 2008 and March 31, 2007 (unaudited)	F-1
Consolidated Balance Sheets as of March 30, 2008 (unaudited) and December 31, 2007 (audited)	F-2
Consolidated Statements of Cash Flows for the Three Months Ended March 30, 2008 and March 31, 2007 (unaudited)	F-3
Consolidated Statements of Changes in Shareholders’ Equity (unaudited)	F-4
Notes to Interim Consolidated Financial Statements (unaudited)	F-5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(unaudited)
	March 30,	March 31,
In million of U.S. dollars except per share amounts	2008	2007

Net sales	2,461	2,269
Other revenues	17	7
Net revenues	2,478	2,276
Cost of sales	(1,579)	(1,491)
Gross profit	899	785
Selling, general and administrative	(304)	(261)
Research and development	(509)	(435)
Other income and expenses, net	9	(15)
Impairment, restructuring charges and other related closure costs	(183)	(12)
Operating income (loss)	(88)	62
Other-than-temporary impairment charge	(29)	0
Interest income, net	20	17
Earnings (loss) on equity investments	-	7
Income (loss) before income taxes and minority interests	(97)	86
Income tax benefit (expense)	14	(11)
Income (loss) before minority interests	(83)	75
Minority interests	(1)	(1)
Net income (loss)	(84)	74

Earnings (loss) per share (Basic)	(0.09)	0.08
Earnings (loss) per share (Diluted)	(0.09)	0.08

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	March 30,	December 31,
In million of U.S. dollars	2008	2007
	(unaudited)	(audited)
Assets
Current assets :
Cash and cash equivalents	2,060	1,855
Marketable securities	1,060	1,014
Trade accounts receivable, net	1,546	1,605
Inventories, net	1,539	1,354
Deferred tax assets	230	205
Assets held for sale	-	1,017
Other receivables and assets	626	612
Total current assets	7,061	7,662
Goodwill	314	290
Other intangible assets, net	317	238
Property, plant and equipment, net	5,391	5,044
Long-term deferred tax assets	270	237
Equity investments	1,035	-
Restricted cash	250	250
Non-current marketable securities	339	369
Other investments and other non-current assets	357	182
	8,273	6,610
Total assets	15,334	14,272

Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	300	103
Trade accounts payable	1,114	1,065
Other payables and accrued liabilities	912	744
Deferred tax liabilities	13	11
Accrued income tax	139	154
Total current liabilities	2,478	2,077

Long-term debt	2,324	2,117
Reserve for pension and termination indemnities	302	323
Long-term deferred tax liabilities	32	14
Other non-current liabilities	306	115
	2,964	2,569
Total liabilities	5,442	4,646
Commitment and contingencies
Minority interests	54	53

Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,298,305 shares issued, 899,771,765 shares outstanding)	1,156	1,156
Capital surplus	2,131	2,097
Accumulated result	5,190	5,274
Accumulated other comprehensive income	1,635	1,320
Treasury stock	(274)	(274)
Shareholders' equity	9,838	9,573

Total liabilities and shareholders' equity	15,334	14,272

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(unaudited)
	March 30,	March 31,
In million of U.S. dollars	2008	2007

Cash flows from operating activities:
Net income (loss)	(84)	74
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	341	398
Amortization of discount on convertible debt	4	4
Other-than-temporary impairment charge on financial assets	29	-
Other non-cash items	21	22
Minority interests	1	1
Deferred income tax	29	(7)
(Earnings) loss on equity investments	-	(7)
Impairment, restructuring charges and other related closure costs, net of cash payments	167	(7)
Changes in assets and liabilities:
Trade receivables, net	96	100
Inventories, net	(142)	(30)
Trade payables	86	(34)
Other assets and liabilities, net	(46)	(38)
Net cash from operating activities	502	476

Cash flows from investing activities:
Payment for purchases of tangible assets	(258)	(285)
Payment for purchase of marketable securities	-	(445)
Proceeds from matured short-term deposits	-	250
Restricted cash	-	(32)
Investment in intangible and financial assets	(25)	(19)
Payment for business acquisitions, net of cash and cash equivalents acquired	(170)	-
Net cash used in investing activities	(453)	(531)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	136	1
Repayment of long-term debt	(7)	(34)
Capital increase	-	1
Net cash from (used in) financing activities	129	(32)
Effect of changes in exchange rates	27	(1)
Net cash increase (decrease)	205	(88)
Cash and cash equivalents at beginning of the period	1,855	1,659
Cash and cash equivalents at end of the period	2,060	1,571

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders'
	Stock	Surplus	Stock	Result	income	Equity
Balance as of December 31, 2006 (audited)	1,156	2,021	(332)	6,086	816	9,747
Cumulative effect of FIN 48 adoption				(8)		(8)
Capital increase		2				2
Stock-based compensation expense		74	58	(58)		74
Comprehensive income:
Net Loss				(477)		(477)
Other comprehensive income, net of tax					504	504
Comprehensive income						27
Dividends, $0.30 per share				(269)		(269)
Balance as of December 31, 2007 (audited)	1,156	2,097	(274)	5,274	1,320	9,573
Capital increase						-
Stock-based compensation expense		34				34
Comprehensive income:
Net Loss				(84)		(84)
Other comprehensive income, net of tax					315	315
Comprehensive income						231
Balance as of March 30, 2008 (unaudited)	1,156	2,131	(274)	5,190	1,635	9,838

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems.  Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. For the first quarter of 2008, as a direct result of closing a significant business disposal transaction on March 30, 2008, the Company decided to extend its first quarter reporting date by one day to March 30. This change assisted in period-end administration and system transfers associated with the transaction and had no material impact of first quarter 2008 statement of income. The transaction principally resulted in the balance sheet reclassification of the disposed assets from “Assets held for sale” to “Equity investments”. Its second quarter will end on June 28, its third quarter will end on September 27 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2007. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in million of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period.  The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, assumptions used to discount monetary assets expected to be recovered beyond one-year, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, estimated value of the consideration to be received and used as fair value for disposal asset group classified as assets to be disposed of by sale, measurement of the fair value of marketable securities classified as available-for-sale for which no observable market price is obtainable, restructuring charges, assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon future performance condition achievement, assumptions used to measure and recognize a liability for the fair value of the obligation the Company assumes at the inception of a guarantee, measurement of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as  provisions for specifically identified income tax exposures and income tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates.  To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected. In the first quarter of 2008 the Company launched its first 300mm production facility. Consequently, the Company assessed the useful life of the 300mm manufacturing equipment, based on relevant economic and technical factors. The conclusion was that the appropriate depreciation period for such 300mm equipment was 10 years. This policy was applied starting January 1, 2008.

5.	Recent Accounting Pronouncements

 (a) Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing).  The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities.  Level 2 inputs, which are observable either directly or indirectly, include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold.  The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available.  This would include company level assumptions and should be based on the best available information under the circumstances.  FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued.  However, in February 2008, the Financial Accounting Standards Board issued a FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis.  However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually.  The Company adopted FAS 157 on January 1, 2008.  FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for the following: valuation of financial instruments previously measured with block premiums and discounts; valuation of certain financial instruments and derivatives at fair value using the transaction price; and valuation of a hybrid instrument previously measured at fair value using the transaction price.  The Company did not record, upon adoption, any adjustment to retained earnings since it does not hold any of the three categories of instruments described above.  Consequently, consolidated financial statements as of January 1, 2008 reflected fair value measures in compliance with previous GAAP.  In the first quarter of 2008, the Company reassessed fair value on financial assets and liabilities in compliance with FAS 157. The Company identified the valuation of available-for-sale securities for which no observable market price is obtainable as an item for which detailed assessment on FAS 157 impact was required. Management estimates that fair value of these instruments when measured in compliance with FAS 157 does not materially differ from estimates applied in previous periods GAAP and that fair value measure, even if using certain entity-specific assumptions, is in line with a FAS 157 fair value hierarchy.  The Company is also assessing the future impact of FAS 157 when adopted for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, the Company is currently reviewing its goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity.  Based on the Company’s preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event the Company’s strategic plan could necessitate changes in the product portfolios, upon the final date of adoption of FAS 157.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115  (“FAS 159”).  This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected.  The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement.  FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued.  The Company adopted FAS 159 on January 1, 2008 and has not elected to apply the fair value option on any of its assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”).  The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding.  The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment  (“FAS 123R”) and (2) result in an income tax deduction for the employer.  EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital.  Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R.  EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued.  The Company adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have a material effect on its financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”).  The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed.  EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement.  EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed.  If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense.  EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years.  Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after EITF 07-3 effective date.  The Company adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on its financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”).  The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity.  The consensus provides that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (“FAS 66”).  EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date.  The Company adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on its financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”).  SAB 109 provides the Staff’s views regarding written loan commitments that are accounting for at fair value through earnings under GAAP.  SAB 109 revises and rescinds portions of Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”).  SAB 105 stated that in measuring the fair value of a derivative loan commitment it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan.  Consistent with FAS 156 and FAS 159, SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings.  SAB 109 does, however, retain the Staff’s views included in SAB 105 that no internally-developed intangible assets should be included in the measurement of the estimated fair value of a loan commitment derivative.  SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007.  The Company adopted SAB 109 in the first quarter of 2008 and SAB 109 did not have a material effect on its financial position and results of operations.

In January 2008, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”).  SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007.  The Staff amended its previous guidance because additional information about employee exercise behavior has not become widely available.  With SAB 110, the Staff permits entities to use, under certain circumstances, the simplified method beyond December 31, 2007 if they conclude that their data about employee exercise behavior does not provide a reasonable basis for estimating the expected-term assumption.  SAB 110 is not relevant to the Company’s operations since the Company redefined in 2005 its compensation policy by no longer granting stock options but rather issuing nonvested shares.

(b) Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been early adopted by the Company

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”).  These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements.  The standards continue the movement toward the greater use of fair values in financial reporting.  FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods.  FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity.  The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted.; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase”, instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control.  FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008.  FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48.  FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests.  All other requirements of FAS 160 shall be applied prospectively.  Early adoption is prohibited for both standards.  The Company is currently evaluating the effect the adoption of these statements will have on its financial position and results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company will adopt FAS 161 when effective and is currently reviewing the new disclosure requirements and their impact on its financial statements.

(c) Accounting pronouncements that are not yet effective and are not expected to impact the Company’s operations

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-1, Accounting for Collaborative arrangements (“EITF 07-1”).  The consensus prohibits the application of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”) and the equity method of accounting for collaborative arrangements unless a legal entity exists.  Payments between the collaborative partners would be evaluated and reported in the consolidated statements of income based on applicable GAAP.  Absent specific GAAP, the entities that participate in the arrangement would apply other existing GAAP by analogy or apply a reasonable and rational accounting policy consistently.  EITF 07-1 is effective for periods that begin after December 15, 2008 and would apply to arrangements in existence as of the effective date.  The effect of the new consensus will be accounted for as a change in accounting principle through retrospective application.  The Company will adopt EITF 07-1 when effective and management does not expect that EITF 07-1 will have a material effect on the Company’s financial position and results of operations.

In March 2008, the Emerging Issues Task Force reached final consensus on Issue No. 07-4, Application of the Two-Class Method under FAS 128 to Master Limited Partnerships (“EITF 07-4”).  The issue addresses the application of the two-class method for master limited partnerships (“MLP”) when incentive distribution rights (“IDRs”) are present and entitle the IDR holder to a portion of the distributions. The final consensus states that when earnings exceed distributions, the computation of earnings per unit (“EPU”) should be based on the terms of the partnership agreement.  Accordingly, any contractual limitations on the distributions to IDR holders would need to be determined for each reporting period. EITF 07-4 is effective for periods that begin after December 15, 2008 and will be accounted for as a change in accounting principle through retrospective application. Early application is prohibited. The Company will adopt EITF 07-4 when effective and management does not expect that EITF 07-4 will have a material effect on the Company’s financial position and results of operations.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

(Unaudited)

	Three months ended
In million of U.S dollars	March 30, 2008	March 31, 2007

Research and development funding	19	11
Start-up costs	(7)	(10)
Exchange gain (loss), net	4	(4)
Patent litigation costs	(5)	(7)
Patent pre-litigation costs	(3)	(2)
Gain on sale of other non-current assets, net	2	1
Other, net	(1)	(4)

Total Other income and expenses, net	9	(15)

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

Following the passage of the French Finance Act for 2008, which included several changes to the research tax credit regime, beginning on January 1, 2008, French research tax credits that in prior years were accounted for as a reduction in income tax expense were deemed to be grants in substance.  However, unlike other research and development fundings, the amounts are determinable in advance and accruable as research expenditures are made.  Therefore, these credits, which amounted to $36 million for the first quarter of 2008 were accounted for as a reduction of research and development expenses.

For the three months ended March 30, 2008, Other, net included a $2 million income net of attorney and consultancy fees that the Company received in its ongoing pursuit to recover damages related to the case with its former Treasurer as previously disclosed.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

In the first quarter of 2008, the Company has incurred impairment and restructuring charges related principally to the Flash memory asset disposal (“FMG deconsolidation”) and the manufacturing plan committed to by the Company in the second quarter of 2007 (the “2007 restructuring plan”)..

In the second quarter of 2007, the Company announced it had entered into a definitive agreement with Intel to create a new independent semiconductor company, Numonyx, from the key assets of the Company’s and Intel’s Flash memory business, as described in Note 12. In 2007, upon meeting FAS 144 criteria for assets held for sale, the Company reclassified the to-be-contributed assets as current assets and started to incur impairment and restructuring charges related to the disposal of the memory business. On March 30, 2008 the Company closed with its partners the deal for the creation of Numonyx venture and deconsolidated FMG contributed assets accordingly.

The Company announced in the third quarter of 2007 that management committed to a new restructuring plan. This plan is aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in the past years, which include the 150mm restructuring plan and the headcount reduction plan, this new manufacturing plan will pursue, among other initiatives: the transfer of 150mm production from Carrollton, Texas to Asia, the transfer of 200mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2008 are summarized as follows:

	(Unaudited)
	Three months ended March 30, 2008
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	-	(13)	(1)	(14)
FMG deconsolidation	(164)	(1)	(1)	(166)
Other	-	(2)	(1)	(3)

Total impairment, restructuring charges and other related closure costs	(164)	(16)	(3)	(183)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2007 were $12 million for past initiatives.

Impairment charges

On March 30, 2008 upon closing of the previously announced creation of Numonyx, the Company contributed its Flash memory business to the newly existing entity. The Company incurred in the first quarter of 2008 an additional impairment charge of $164 million as a consequence of the changes to the terms of the deal. The total loss of FMG deconsolidation amounted to $1,270 million, of which $1,106 was recorded in the year ended December 31, 2007.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 30, 2008 are summarized as follows:

	Past restructuring initiatives	2007 restructuring plan	FMG disposal	Total restructuring & other related closure costs

Provision as at December 31, 2007	20	60	2	82
Charges incurred in Q1 2008	3	14	2	19
Provision on business combination	-	2	-	2
Amounts paid	(9)	(3)	(4)	(16)
Currency translation effect	1	-	-	1
Provision as at March 30, 2008	15	73	-	88

2007 restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the first quarter of 2008 a total restructuring charge amounting to $14 million, primarily related to one-time termination benefits to be paid at closure of Carrollton, Texas and Phoenix, Arizona sites. Additionally, at acquisition of Genesis, the Company committed to a restructuring plan aimed at rationalizing its operations in the region for which a provision for involuntary termination benefits amounting to $2 million was recorded.

FMG disposal:

In the first quarter of 2008, the Company recorded $2 million restructuring charges related to FMG deconsolidation, mainly related to transfer costs and severance payments.

Total impairment, restructuring charges and other related closure costs

The 2007 restructuring plan is expected to result in pre-tax charges in the range of $270 to $300 million, of which $76 million have been incurred as of March 30, 2008 ($14 million in 2008, $62 million in 2007). This plan is expected to be completed in the second half of 2009.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

8.	Interest income, net

Interest income, net consisted of the following:

	(Unaudited)
	Three months ended
In million of U.S dollars	March 30, 2008	March 31, 2007

Income	39	35
Expense	(19)	(18)

Total interest income, net	20	17

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds.

9.	Business Combinations

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007.   On January 25, 2008, the Company acquired the remaining common shares of Genesis Microchip that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter.  Additional direct costs associated with the acquisition are estimated to be approximately $8 million and have been accrued as at March 30, 2008. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays business activity which is part of the Application Specific Product Group segment. The acquisition of Genesis Microchip was performed to expand the Company’s leadership in the digital TV market. Genesis Microchip will enhance the Company’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual-property portfolio.

Purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property plant and equipment, $44 million of deferred tax assets while intangible assets included $44 million of core technologies, $27 million of customers’ relationship, $2 million of trademarks, $17 million of goodwill, and $2 million of liabilities net of other current assets. The Company also recorded in the first quarter of 2008 $21 million of acquired research and development assets that the Company immediately wrote-off. Such in-process research and development charge was recorded on the line “research and development expenses” in the consolidated statement of income for the first quarter of 2008.  The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years. The purchase price allocation is based on a third party independent appraisal.

The unaudited proforma information below assumes that Genesis Microchip was acquired on January 1, 2008 and incorporates the results of Genesis Microchip beginning on that date. The unaudited first quarter of 2007 information has been adjusted to incorporate the results of Genesis Microchip on January 1, 2007. Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2008.

Pro forma Statements of Income (unaudited)	Three months ended
	March 30, 2008	March 31, 2007
Net revenues	2,485	2,315
Gross profit	901	799
Operating expenses	(1,011)	(780)
Operating income (loss)	(110)	19
Net income (loss)	(106)	34
Earnings (loss) per share (basic)	(0.12)	0.04
Earnings (loss) per share (diluted)	(0.12)	0.04
Statements of Income, as reported	Three months ended
	March 30, 2008	March 31, 2007
Net revenues	2,478	2,276
Gross profit	899	785
Operating expenses	(987)	(723)
Operating income (loss)	(88)	62
Net income (loss)	(84)	74
Earnings (loss) per share (basic)	(0.09)	0.08
Earnings (loss) per share (diluted)	(0.09)	0.08

10.	Available-for-sale financial assets

As at March 30, 2008, the Company had financial assets classified as available-for-sale corresponding to equity and debt securities.

The amount invested in equity securities was $5 million at March 30, 2008.  These investments correspond to financial assets held as part of a long-term incentive plan in one of the Company’s subsidiaries.  They are reported on the line “Other investments and other non-current assets” on the consolidated balance sheet as at March 30, 2008.  The Company did not record any significant change in fair value on these equity securities classified as available-for-sale in the first quarter of 2008.

As at March 30, 2008, the Company had investments in long term subordinated notes as a result of the Numonyx transaction on that date, as further detailed in Notes 12, 13 and 14, amounting to $156 million.  These notes are recorded as long term receivables on the line “Other investments and other non-current assets” on the consolidated balance sheet as at March 30, 2008, are  classified as available-for-sale and recorded at fair value as of March 30, 2008.  At future balance sheet dates, any changes to fair value, when determined as temporary declines, will be recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity.  Future fair value measurements, which will correspond to a FAS 157 level 3 fair value hierarchy, will be based on publicly available swap rates for fixed income obligations with similar maturities.  Fair value measurement information is further detailed in Note 23.

As at March 30, 2008, the Company had investments in debt securities amounting to $1,399 million, composed of $1,060 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating of Aa3/A+ and $339 million invested in auction rate securities which are regularly paying monthly interests. The floating rate notes are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as at March 30, 2008 since they represent investments of funds available for current operations.  The auction-rate securities, which have a final maturity between ten and forty years, were purchased in the Company’s account by a global institution contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at March 30, 2008 since the Company intends to hold these investments beyond one year.

In the first quarter of 2008, the Company did not invest existing cash either in floating rate notes or in auction-rate securities.

All these debt securities are classified as available-for-sale and recorded at fair value as at March 30, 2008, with changes in fair value, when determined as temporary declines, recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. As of March 30, 2008 the Company reported an after-tax decline in fair value on the floating rate notes totaling $8 million due to the widening of credit spreads. Out of the 25 investment positions in floating-rate notes, 11 positions are in an unrealized loss position. The Company estimated the fair value of these financial assets based on public quoted market prices, which corresponds to a FAS 157 level 1 fair value hierarchy. This change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity since the Company assessed that this decline in fair value was temporary and that the Company was in a position to recover the total carrying amount of these investments on subsequent periods. Since the duration of the floating-rate note portfolio in only 2.5 years on average and the securities have a minimum Moody’s rating “A1”, the Company expects the value of the securities to tend at par as the final maturity is approaching. On the auction-rate securities, the Company reported an other-than-temporary decline in fair value amounting to $29 million in the first quarter of 2008, which was immediately recorded in the consolidated statement of income on the line “Other-than-temporary impairment charge on financial assets”. The fair value measure of these securities,  which corresponds to a FAS 157 level 3 fair value hierarchy, was based on publicly available indexes of securities with same rating and comparable/similar underlying collaterals or industries exposure (such as ABX, ITraxx and IBoxx), which the Company believes approximates the orderly exit value in the current market.  On previous periods, the fair value was measured (i) based on the weighted average of available information public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. In the first quarter of 2008, no prices from the financial institutions were available. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. Fair value measurement information is further detailed in Note 23.

In the first quarter of 2007, the Company invested $280 million in floating rate notes and $165 million in auction-rate securities.

11.	Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at March 30, 2008	As at December 31, 2007

Raw materials	77	72
Work-in-process	876	808
Finished products	586	474

Total Inventories, net	1,539	1,354

As at December 31, 2007 inventories amounting to $329 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation. Following the closing of FMG deconsolidation, no amount of inventory was reported as “Assets held for sale” as at March 30, 2008.

12.	Asset disposal

On May 22, 2007, the Company announced that it had entered into an agreement with Intel Corporation and Francisco Partners L.P to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”).  Under the terms of the agreement, the Company will sell its flash memory assets, including its NAND joint venture interest and other NOR resources, to the new company, which will be called Numonyx Holdings B.V. (“Numonyx”), while Intel will sell its NOR assets and resources.   In exchange, the Company was expected to receive, at closing, a combination of cash and a 48.6% equity ownership stake in the new company; Intel was expected to receive cash and a 45.1% equity ownership stake; and Francisco Partners L.P was to invest $150 million in cash to purchase participating convertible preferred stock with certain liquidation preferences and convertible into a 6.3% ownership interest, subject to adjustments in certain circumstances.

As a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, the Company reclassified in 2007 the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale”.  Coincident with this classification, the Company  recorded an impairment charge of  $857 million to adjust the value of these assets to fair value less costs to sell at June 30, 2007, reporting the loss on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for second quarter of 2007.  Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

Although the transaction was originally expected to close in the second half of 2007, the closing was delayed due, among other things, to the significant turmoil in the debt capital markets which in turn resulted in certain revisions to the terms of the transaction.  Based on the revised structure, at closing, Numonyx had a similar level of cash but a lower level of indebtedness compared to what had originally been anticipated.  Additionally, the Company and Intel both agreed to accept a reduction in the non-equity portion of their consideration and rather than cash, agreed to accept long-term, interest-bearing subordinated notes. As a consequence of these changes to the terms of the transaction, in combination with changes to the levels of assets used by the business and exchange rates, as well as a general decline in market valuations for comparable companies during the second half of 2007 that impacted the valuation of the equity stake to be received, the estimated value of the total consideration to be received by the Company in the transaction was reduced in the fourth quarter of 2007, resulting in an additional impairment charge during the period of $249 million.

During the first quarter of 2008, the terms of the transaction were further refined.  Among other things, the Company and Intel agreed to guarantee the term debt and revolving credit agreement of Numonyx; the Company and Intel agreed to a reduction in the amount of subordinated notes they would receive; and it was agreed that Francisco Partners would receive 6.3% of the total subordinated notes to be issued by Numonyx in addition to its convertible preferred stock in exchange for its initial investment of $150 million. The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing  a 48.6% equity ownership stake and valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 14. As a consequence of the final terms and balance sheet at the closing date, coupled with changes in valuation for comparable Flash memory companies, the Company incurred an additional pre-tax loss of $164 million, which was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the first quarter of 2008.  The total loss calculation also included a provision of $139 million to reflect the value of rights granted to Numonyx to use certain assets retained by the Company.  No remaining amount was reported as current assets on the line “Assets held for sale” of the consolidated balance sheet as of March 30, 2008.

13.	Equity investments

Hynix ST Joint Venture

The Company signed in 2004, a joint-venture agreement with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China.  Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest.  Additionally, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets.  The Company made the total $250 million capital contributions as previously planned in the joint venture agreement in 2006.  The Company accounted for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture through the first quarter of 2008.  As such, the Company recorded earnings totaling $0 million and $7 million in the first quarter of 2008 and 2007, respectively, reported as “Earnings (loss) on equity investments” in the consolidated statements of income.

In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion.   As a result of this investment, the Company’s interest in the joint venture declined from approximately 33% to 17%.   At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet as it was to be transferred to Numonyx upon the formation of that company, as described in Note 12. The Company (or Numonyx following the transfer of the Company’s interest in the joint venture to Numonyx) has the option to purchase from Hynix Semiconductor Inc. up to $250 million in shares to increase its interest in the joint venture back to a maximum of 33%.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned.  As a consequence, the Company entered in 2006 into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank.  The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account.  The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make.  In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint-venture’s assets.  In 2006, the Company placed $218 million of cash on the guarantee deposit account.  In the first quarter of 2007, the Company placed the remaining $32 million of cash, which totaled $250 million as at March 30, 2008 and was reported as “Restricted cash” on the consolidated balance sheet.

The debt guarantee was evaluated under FIN 45.  It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction.  The liability was recorded against the value of the equity investment. The debt guaranty obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 30, 2008 and the Company reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the FMG deconsolidation do not include the transfer of the guarantee.

The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its indirect investment through Numonyx and the debt guarantee commitments.

Numonyx

The Company signed on March 30, 2008 the venture agreement with Intel and Francisco Partners L.P. for the creation of Numonyx. At closing, the Company contributed its flash memory assets and businesses for a 48.6% equity ownership stake in common stock and $156 million in long-term subordinated notes, which are further described in Note 14. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P. invested $150 million in cash. Intel and Francisco Partners equity ownership interest in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible preferred stock of Francisco Partners includes preferential payout rights. Also at closing, the Company accounted for its share in Numonyx under the equity method based on the actual results of the venture. As Numonyx was created on the last date of the Company’s 2008 interim first period, the Company did not report any result for Numonyx equity investment in the first quarter of 2008, on the line “Earnings (loss) on equity investments” in the consolidated statement of income. The Company’s portion of income or loss from Numonyx will be recorded on a one-quarter lag.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets.  The debt guarantee was evaluated under FIN 45.  It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction.  The liability was recorded against the value of the equity investment. The debt guaranty obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 30, 2008.

The Company’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its equity investment, its investment in subordinated notes and its debt guarantee obligation.

14.	Other investments and other non-current assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at March 30, 2008	As at December 31, 2007

Investments carried at cost	34	34
Available for sale equity securities	5	5
Long-term receivables related to funding	47	46

Long-term receivables related to tax refund	36	34
Debt issuance costs, net	10	11
Cancellable swaps designated as fair value hedge	19	8
Deposits and other non-current assets	50	44
Long-term notes from equity investment	156	-

Total Other investments and other non-current assets	357	182

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest.  The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest.  In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At March 30, 2008, the Company’s total contribution to the joint venture was $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.  The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge, as further detailed in Note 22 and are reflected at their fair value in the consolidated balance sheet as at March 30, 2008, which was positive for approximately $19 million.

As described in Note 13, the Company and its partners completed on March 30, 2008 the creation of Numonyx. At closing, as part of the consideration for its contribution, the Company received $156 million in long-term subordinated notes, due 2038. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired.

15.	Long-term Debt

 Long term debt consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	March 30, 2008	December 31, 2007

Bank loans:
5.21% due 2008, floating interest rate at Libor + 0.40%	43	43
5.51% due 2009, floating interest rate at Libor + 0.40%	50	50
Funding program loans:
1.44% (weighted average), due 2009, fixed interest rate	14	13
0.89% (weighted average), due 2010, fixed interest rate	41	38
2.77% (weighted average), due 2012, fixed interest rate	13	12
0.49% (weighted average), due 2014, fixed interest rate	9	9
3.33% (weighted average), due 2017, fixed interest rate	78	80
3.03% due 2014, floating interest rate at Libor + 0.017%	341	205
Capital leases:
0.50% (weighted average), due 2011, fixed interest rate	215	22
Senior Bonds:
5.01%, due 2013, floating interest rate at Euribor + 0.40%	790	736
Convertible debt:
-0.50% convertible bonds due 2013	2	2
1.5% convertible bonds due 2016	1,028	1,010

Total long-term debt	2,624	2,220
Less current portion	(300)	(103)
Total long-term debt, less current portion	2,324	2,117

In August 2003, the Company issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the bonds. As a result of this holder’s option, the redemption occurred in 2006. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The outstanding long-term debt corresponding to the 2013 convertible debt amounted approximately to $2 million as at March 30, 2008 corresponding to the remaining 2,505 bonds valued at August 5, 2008 redemption price. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016.  The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees.  The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.363087 shares per one thousand dollar face value of the bonds corresponding to 42,235,646 equivalent shares. This conversion rate has been adjusted from 43.118317 shares per one thousand dollar face value of the bonds at issuance, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on April 26, 2007. This new conversion has been effective since May, 21, 2007. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.  The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter of 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of the cancellable swap hedging transactions, as described in further detail in Note 22, the effective yield on the $200 million principal amount of the hedged convertible bonds has changed from 1.50% to -0.30% as of March 30, 2008.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%.  The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity.   In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash.  In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.

16.	Earnings per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)
	Three months ended
In million of U.S. dollars, except per share amounts	March 30, 2008	March 31, 2007

Basic Earnings (Loss) per Share:
Net income (loss)	(84)	74
Weighted average shares outstanding	899,767,394	897,402,069

Earnings (Loss) per Share (basic)	(0.09)	0.08

Diluted Earnings (Loss) per Share:
Net income (loss)	(84)	74
Interest expense on convertible debt, net of tax		-
Net income (loss), adjusted	(84)	74

Weighted average shares outstanding	899,767,394	897,402,069
Dilutive effect of stock options	-	18,495
Dilutive effect of nonvested shares	-	2,892,415
Dilutive effect of convertible debt	-	74,936
Number of shares used in calculating Earnings (Loss) per Share	899,767,394	900,387,915

Earnings (Loss) per Share (diluted)	(0.09)	0.08

As of March 30, 2008, common shares issued were 910,298,305 shares of which 10,526,540 shares were owned by the Company as treasury stock.

As of March 30, 2008, there were outstanding stock options exercisable into the equivalent of 46,471,938 common shares. There was also the equivalent of 42,310,582 common shares outstanding for convertible debt, out of which 74,936 for the 2013 bonds and 42,235,646 for the 2016 bonds. None of these bonds have been converted to shares during the first quarter of 2008.

17.	Post retirement and other long-term employees benefits

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries.  The defined benefits plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels.  The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels.  Consequently, the Company reported for the first quarter of 2008 and 2007, respectively, those plans under a separate tabular presentation.  The Company uses a December 31 measurement date for the majority of its plans.  Eligibility is generally determined in accordance with local statutory requirements.

For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of March 30, 2008, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”).  The TFR was reported according to FAS 132(R), as any other defined benefit plan until the new Italian regulation concerning employee retirement schemes enacted on July 1, 2007.  Since that date, the future TFR has been accounted for as a defined contribution plan the accruals being maintained as a Defined Benefit plan in the company books.

Following the deconsolidation of FMG, obligations have been transferred to Numonyx except for one entity which the Company contractually agreed to maintain in its consolidated balance sheet. This deconsolidation did not trigger any material curtailment gain for the quarter ended March 30, 2008.

The components of the net periodic benefit cost included the following:

	(Unaudited)
	Three months ended
	Pension Benefits		Other Long-term Benefits
	March 30, 2008	March 31, 2007	March 30, 2008	March 31, 2007

Service cost	4	10	1	-
Interest cost	8	7	-	-
Expected return on plan assets	(4)	(4)	-	-
Amortization of actuarial net loss (gain)	-	-	-	-
Amortization of prior service cost	-	-	1	-
Net periodic benefit cost	8	13	2	-

Employer contributions paid and expected to be paid in 2008 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2007.

18.	Dividends

Upon the proposal of the Company’s Managing Board, the Supervisory Board decided in March 2008 to recommend for the 2008 Annual General Meeting of shareholders (“AGM”) the distribution of a cash dividend of $0.36 per share.

At the Annual General Meeting of Shareholders on April 26, 2007 shareholders approved the distribution of $0.30 per share in cash dividends. The dividend amount of approximately $269 million was paid in the second quarter of 2007.

19.	Treasury Stock

In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2008 and 2007.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs on non-vested shares including such plans as approved by the 2005, 2006 and 2007 Annual General Meeting of Shareholders. As of March 30, 2008, 2,873,460 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, following the vesting of the first and second tranche of the 2005 stock award plan (including the first tranche of the French subplan) and the first tranche of the 2006 stock-award plan, together with the acceleration of the vesting of a limited number of stock awards.

As of March 30, 2008, 10,526,540 treasury shares were outstanding. On April 2, 2008 the Company announced that the Supervisory Board had authorized the Company to repurchase up to 30 million shares of its common stock. The Company plans to repurchase shares at times and prices considered appropriate by the Company in open market or privately negotiated transactions. Repurchased shares will be used for future employee nonvested stock award plans.

As of March 31, 2007, 637,953 of these treasury shares had been transferred to employees under the Company’s share based remuneration programs, following the vesting as at April 27, 2006 of the first tranche of the stock award plan granted in 2005 and the acceleration of a limited number of stock awards.

20.	Contingencies and Uncertainties in Income Tax Positions

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

With the adoption of FIN 48 in the first quarter of 2007, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities, as described in details in Note 5. The amount of unrecognized tax benefits did not materially change during the first quarter of 2008. Nevertheless, events may occur in the near future that would cause a material change in the estimate of the unrecognized tax benefit. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at March 30, 2008 and December 31, 2007 and in the consolidated statement of income for the first quarter of 2008 and 2007 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2007.

21.	Claims and Legal proceedings

The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera Technologies, Inc (“Tessera”).  Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.

22.	Derivative instruments

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies.  As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro.  The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries.  These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of foreign currency forward contracts and currency options.

The derivative instruments used to hedge exposures are reflected at their fair value in the consolidated balance sheets and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “Other income and expenses, net” in the consolidated statements of income. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

Fair Value Hedge

In the second quarter of 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s convertible bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. The interest rate swaps meet the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at the fair values in the consolidated balance sheets.  The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period.  The interest rate swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “Other income and expenses, net”.  If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated statements of income.

The net loss recognized in “Other income and expenses, net” for the first quarter of 2008 as a result of the ineffective portion of this fair value hedge amounted to $3 million. The net gain recognized in “Other income and expenses, net” for the three months ended March 31, 2007 as a result of the ineffective portion of this fair value hedge was not material.

23.	Fair value measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at March 30, 2008:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 30, 2008

Available-for-sale debt securities	1,399	1,060	-	339
Available-for-sale equity securities	5	5	-	-
Available-for-sale long term subordinated notes	156	-	-	156
Equity securities held for trading	9	9
Derivative instruments designated as cash flow hedge	28	28	-	-
Derivative instruments designated as fair value hedge	19	-	19	-
Derivative instruments not designated as hedge	(1)	(1)	-	-
Total	1,615	1,101	19	495

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between March 30, 2008 and December 31, 2007 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2007	369
Subordinated notes received in Numonyx transaction	156
Other-than-temporary impairment charge included in earnings	(29)
Settlements and redemptions	(1)
March 30, 2008	495

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(29)

24.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

Effective January 1, 2007, to meet the requirements of the market together with the pursuit of strategic repositioning in Flash memory, the Company reorganized its product segment groups into three segments:

•	Application Specific Product Groups (“ASG”) segment;

•	Industrial and Multisegment Sector (“IMS”) segment; and

•	Flash Memory Group (“FMG”) segment.

ASG segment includes the existing Automotive Products and Computer Peripherals product lines and the newly created Mobile, Multimedia and Communications Group and Home, Entertainment and Display Group.  IMS segment contains the Microcontrollers, Memories and Smartcards Group and the Analog, Power and MEMS Group.  FMG segment incorporates all Flash Memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales.  Starting March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of its and

Intel’s Flash memory business (“FMG deconsolidation”), the Company will cease reporting under the FMG segment.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities.  These decisions are not made by product segments, but on the basis of the Semiconductor Business area.  All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.

Net revenues by product segment

	(Unaudited)
	Three months ended
In million of U.S dollars	March 30, 2008	March 31, 2007

Net revenues by product segment:
Application Specific Product Groups segment	1,393	1,220
Industrial and Multisegment Sector segment	772	722
Flash Memory Group segment	299	323
Others(1)	14	11

Total Consolidated net revenues	2,478	2,276

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Operating income (loss) by product segment

	(Unaudited)
	Three months ended
In million of U.S dollars	March 30, 2008	March 31, 2007

Operating income (loss) by product segment:
Application Specific Product Groups segment	7	(1)
Industrial and Multisegment Sector segment	90	107
Flash Memory Group segment	16	(17)
Total operating income (loss) of product segments	113	89
Others(1)	(201)	(27)

Total Consolidated operating income (loss)	(88)	62

(1) Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, acquired in-process R&D, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(Unaudited)
	Three months ended
In million of U.S dollars	March 30, 2008	March 31, 2007

Reconciliation to Consolidated operating income (loss):
Total operating income of product segments	113	89
Strategic and other research and development programs	(1)	(4)
Acquired in-process R&D	(21)
Start up costs	(7)	(10)
Impairment, restructuring charges and other related closure costs	(183)	(12)
Other non-allocated provisions(1)	11	(1)
Total operating loss Others (2)	(201)	(27)

Total Consolidated operating income (loss)	(88)	62

(1) Includes unallocated income and expenses such as certain corporate level operating expenses and other costs.
(2) Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, acquired in-process R&D, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

25.	Subsequent events

In April 2008, the Company agreed with NXP to form a joint venture for wireless technologies that will be owned 80% by the Company and 20% by NXP.  The Company’s ownership stake will be derived from the contribution of its wireless business, a $350 million capital injection to the joint venture and a cash payment to NXP of $1.55 billion.  The Company’s ownership stake in the joint venture could increase to 100% as the result of put and call options exercisable by the parties after 3 years or earlier under certain conditions, the strike prices of which are based on actual future results of the joint venture.  The transaction is subject to regulatory approvals and worker council consultations and is expected to close in the third quarter of 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 9, 2008	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board

 Enclosure: STMicroelectronics N.V.’s First Quarter 2008:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes; and
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.